Exhibit 99.1

IAMGOLD Reports 2016 Reserves of 7.8 Million Ounces and Measured and Indicated Resources of 23.3 Million Ounces

All dollar amounts are in U.S. dollars unless otherwise indicated.

TORONTO, Feb. 22, 2017 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or "the Company") today announced its 2016 year-end mineral reserve and resource statement. (See attached table for more details.)

Total attributable proven and probable gold reserves increased by 1% from 7.7 million ounces of gold at the end of 2015 to 7.8 million ounces at the end of 2016.  The addition of 108,000 ounces was primarily due to the increase in reserves at Westwood and Essakane, partially offset by depletion during the year given the Company's attributable gold production of 813,000 ounces.  There was no change in the $1,200 per ounce gold price assumption for estimating mineral reserves at the Company's owned and operated mines.

Significant factors that contributed to the revised reserves estimate included:

•	At Westwood, the net addition of 448,000 ounces of reserves, converted from resources that resulted from additional infill drilling and modeling, and
•	The positive impact of changes in the mine design approach and economic parameters at Essakane (331,000 ounces), which offset most of the mine's depletion (2016 attributable production of 377,000 ounces).

Total attributable measured and indicated gold resources (inclusive of reserves) decreased overall by 0.6% or 150,000 ounces to 23.3 million ounces of gold at the end of 2016. There was also no change in the gold price assumption for estimating mineral resources at Essakane and Rosebel ($1,500 per ounce) or at Westwood ($1,200 per ounce).

Significant factors that contributed to the revised resources estimate included:

•	At Westwood, measured and indicated resources increased by 447,000 ounces as the 2016 delineation and valuation drilling triggered a significant resources conversion from inferred to indicated and measured resources, which also drove the conversion of resources to reserves,
•	At Essakane, measured and indicated resources declined by 367,000 ounces mainly due to depletion, partially offset by cost improvements which allowed more ounces to be economically viable and therefore to be included in the resource model, as well as the discovery of more ounces at the Falagountou deposit,
•	At Rosebel, measured and indicated resources declined by 278,000 ounces mainly due to depletion as no material changes were made to the resources model in 2016, however, the implementation of a new estimation methodology is ongoing and a new resources estimate is expected to be completed in 2017, and
•	The resources estimates at the Côté Gold, Boto, Siribaya and Pitangui Gold projects remained unchanged from 2015.

As at December 31, 2016, the Company also had attributable inferred resources of 6.1 million ounces.

Steve Letwin, President and CEO of IAMGOLD, commented, "In 2016, we identified and advanced high potential targets throughout our project pipeline, including areas surrounding our existing operations and at our advanced exploration projects.  The results from this work were most evident at Westwood where we were able to increase reserves year over year by 75%, and where we expect to accelerate the conversion of resource to reserves as we extend our underground development and open up new drill sites. I thank Westwood for their excellent work to increase their reserves and resources, thank Essakane for improving their mine design and costs and congratulate the Exploration and Project Development teams for building such a strong pipeline of projects to support our growth story well beyond 2020."

Mr. Letwin continued, "We expect 2017 to be an exciting year for exploration as we are on track at Rosebel to declare a maiden resource at Saramacca and to tap into the saddles between our existing pits, expand our footprint at the Falagountou satellite pit to feed our Essakane mine, and target initial resource estimates at Monster Lake in Quebec and Eastern Borosi in Nicaragua. In addition the pre-feasibility study for our Côté Gold project, which is expected by the end of the second quarter 2017, could lead to an additional amount of mineral reserves resulting from the conversion of the project's indicated resources."

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources
This news release uses the terms "measured resources" and "indicated resources". We advise investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the "SEC") does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources
This news release also uses the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Disclosure
IAMGOLD is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Note: Mineral reserves and mineral resources for IAMGOLD's gold mines for the 2016 year-end statement were estimated using a $1,200 per ounce gold price (unless otherwise indicated in the notes in Table 1) for mineral reserves and a $1,500 per ounce price for mineral resources (unless otherwise indicated in the notes in Table 1).  For open pit operations, gold resources are constrained within an economic pit shell.

Cautionary Note to U.S. Investors
The SEC limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce.  IAMGOLD uses certain terms in this news release, such as "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC.  U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators' National Instrument 43-101 ("NI 43-101") requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.
A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis,  that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable).  The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.  The confidence level of the study will be higher than that of a Pre-Feasibility Study.

A Pre-Feasibility Study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Gold Technical Information and Qualified Person/Quality Control Notes
The mineral resource estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). The "Qualified Person" responsible for the supervision of the preparation and review of all resource and reserve estimates for IAMGOLD is Lise Chenard, Eng., Director, Mining Geology. Lise has worked in the mining industry for more than 30 years, mainly in operations, project development and consulting. She joined IAMGOLD in April 2013 and acquired her knowledge of the Company's operations and projects through site visits, information reviews and ongoing communication and oversight of mine site technical service teams or consultants responsible for resource and reserve modeling and estimation.

She is considered a "Qualified Person" for the purposes of NI 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

Forward Looking Statement
This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx

Mineral Reserves and Resources of Gold Operations

As at December 31, 2016	MINERAL RESERVES AND RESOURCES (1) (2) (3)

GOLD OPERATIONS	Tonnes (000s)	Grade (g/t)	Ounces Contained (000s)	Attributable Contained Ounces (000s)
Rosebel (4), Suriname				(95%)
Proven Reserves	53,047	1.0	1,751	1,663
Probable Reserves	9,357	1.1	327	311
Subtotal	62,404	1.0	2,078	1,974
Measured Resources	129,262	1.0	4,026	3,825
Indicated Resources	60,768	1.0	1,999	1,899
Inferred Resources	22,307	0.9	633	601
Essakane (5), Burkina Faso				(90%)
Probable Reserves	89,676	1.1	3,311	2,980
Subtotal	89,676	1.1	3,311	2,980
Indicated Resources	124,760	1.2	4,617	4,155
Inferred Resources	13,807	1.1	488	439
Westwood (6), Canada				(100%)
Proven Reserves	971	8.1	254	254
Probable Reserves	2,714	9.1	792	792
Subtotal	3,685	8.8	1,046	1,046
Measured Resources	652	12.9	271	271
Indicated Resources	2,079	13.7	915	915
Inferred Resources	6,343	10.9	2,223	2,223
Sadiola (7), Mali				(41%)
Proven Reserves	23	2.4	2	1
Probable Reserves	77,120	1.8	4,383	1,797
Subtotal	77,143	1.8	4,385	1,798
Measured Resources	23	2.4	2	1
Indicated Resources	126,652	1.7	7,099	2,910
Inferred Resources	19,082	1.7	1,036	425
Côté Gold (8), Canada				(92.5%)
Indicated Resources	289,183	0.9	8,354	7,727
Inferred Resources	66,894	0.6	1,174	1,086
Boto Gold (9), Senegal				(100%)
Indicated Resources	27,670	1.8	1,563	1,563
Inferred Resources	2,922	1.3	125	125
Pitangui (10), Brazil				(100%)
Inferred Resources	4,252	5.0	679	679
Diakha-Siribaya (11), Mali				(50%)
Indicated Resources	2,102	1.9	129	64
Inferred Resources	19,816	1.7	1,092	546
TOTAL
Proven & Probable Reserves	232,909	1.4	10,820	7,798
Measured and Indicated Resources	763,151	1.2	28,974	23,331
Inferred Resources	155,423	1.5	7,450	6,124

(1)	Measured and indicated resources are inclusive of proven and probable reserves.
(2)	In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserve estimations but are deemed to have a reasonable prospect of economic extraction.
(3)	Although "measured resources", "indicated resources" and "inferred resources" are categories of mineralization that are recognized and required to be disclosed under Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade. See "Cautionary Note to U.S. Investors".
(4)	Rosebel mineral reserves have been estimated as of December 31, 2016 using a $1,200/oz gold price and mineral resources have been estimated as of December 31, 2016 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.
(5)	Essakane mineral reserves have been estimated as of December 31, 2016 using a $1,200/oz gold price and mineral resources have been estimated as of December 31, 2016 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.
(6)	Westwood mineral reserves have been estimated as of December 31, 2016 using a $1,200/oz gold price and mineral resources have been estimated as of December 31, 2016 using a 6.0 g/t Au cut-off over a minimum width of 2 metres and have been estimated in accordance with NI 43-101.
(7)	Mineral reserves at Sadiola have been estimated as of December 31, 2016 using an average of $1,100/oz gold price and mineral resources have been estimated as of December 31, 2016 using a $1,400/oz gold price and have been estimated in accordance with JORC code.
(8)	Côté Gold mineral resources have been estimated as of December 31, 2015 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.
(9)	Boto Gold mineral resources have been estimated as of December 31, 2015 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.
(10)	Pitangui mineral resources have been estimated as of December 31, 2015 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.
(11)	Diakha-Siribaya mineral resources have been estimated as of December 31, 2015 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.

SOURCE IAMGOLD Corporation

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For further information: Bob Tait, VP Investor Relations, Tel: (416) 360-4743 Mobile: (647) 403-5520; Laura Young, Director Investor Relations, Tel: (416) 933-4952 Mobile: (416) 670-3815; Shae Frosst, Investor Relations Associate, Tel: (416) 933-4738 Mobile: (647) 967-9942; IAMGOLD Corporation Toll-free: 1 888 464-9999 info@iamgold.com

CO: IAMGOLD Corporation

CNW 17:10e 22-FEB-17